UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-34250

CUSIP NUMBER
NOTIFICATION OF LATE FILING	8178N 102

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  June 30, 2012

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SEVEN ARTS ENTERTAINMENT INC.
Full Name of Registrant

SEVEN ARTS PICTURES PLC.
Former Name if Applicable

8439 SUNSET BOULEVARD, 4TH FLOOR
Address of Principal Executive Office (Street and Number)

LOS ANGELES, CA 90069
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Annual Report on Form 10-K for the period ended June 30, 2012, could not be filed within the prescribed period because of the time required for us to conclude our preparation of our financial statements and for our independent registered public accounting firm to conclude its audit of our financial statements due to the business combinations as it pertains to FASB 141.

On August 31, 2011, we (Seven Arts Entertainment Inc., a Nevada corporation) succeeded to the listing of Seven Arts Pictures Plc (“PLC”) on The Nasdaq Stock Market and, in that context, we were no longer a foreign private issuer but became a U.S. registered filer.  In connection with that succession and the delivery to our stockholders of our stock certificates in exchange for their PLC share certificates, the operational assets and related liabilities of PLC and its then-affiliates were transferred to us and 2,000,000 of our shares remained with PLC to cover any remaining liabilities.  During our fiscal year ended June 30, 2012, we also formed Seven Arts Music Inc. out of two separate acquisitions.

Further, we will need additional time to prepare the related Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Peter Hoffman	(323)	372-3080
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☐	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEVEN ARTS ENTERTAINMENT INC .
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

September 28, 2012	By:	/s/ Peter Hoffman
Peter Hoffman
Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).